AM
3/18/2002



02007242

TC 3/5

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8-47667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilmarine Corporation /DBA/ PT FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205-B POINTE WAY
(No. and Street)

HAVRE deGRACE	MARYLAND	21078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILBERT MEYER — 410-942-1370
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, ABOSCH, WINDESHEIM, GERSHMAN & FREEDMAN, P.A.
(Name — *if individual, state last, first, middle name*)

40 YORK ROAD	TOWSON	MARYLAND	21204
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM
3/18/2002

OATH OR AFFIRMATION

I, GILBERT MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PT FINANCIAL, as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public 2/27/02

PHYLLIS FENWICK
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires June 3, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



40 York Rd., Suite 300
Baltimore, Maryland 21204
410-828-CPAS
FAX 410-828-9512
www.kawgf.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Gilmarine Corporation, D/B/A PT Financial

We have audited the accompanying balance sheets of Gilmarine Corporation, D/B/A PT Financial as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilmarine Corporation, D/B/A PT Financial as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KAWG+F, P.A.

February 16, 2002
Baltimore, Maryland

Certified Public Accountants and Consultants

26 South Main Street
Bel Air, Maryland 21014
410-838-5717
FAX 410-893-2579

9881 Broken Land Parkway
Suite 105
Columbia, Maryland 21046
410-290-3288
FAX 410-381-7795

201 St. John Street
Suite 1
Havre de Grace, Maryland 21078
410-939-9520
FAX 410-939-9530

2000 L Street, N.W.
Suite 200
Washington, D.C. 20036
202-289-3700
FAX 202-833-3843

1103 Princess Anne Street
2nd Floor
Fredericksburg, Virginia 22401
540-371-6454

GILMARINE CORPORATION
D/B/A PT FINANCIAL
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2001	2000
CURRENT LIABILITIES		
Accrued Expenses	$ 6,349	$ 2,196
TOTAL LIABILITIES	6,349	2,196

STOCKHOLDER'S EQUITY

	2001	2000
Common stock, $1 Par Value, 1000 Shares Authorized, Issued and Outstanding	1,000	1,000
Additional Paid In Capital	925,839	925,839
Deficit	(863,525)	(904,969)
TOTAL STOCKHOLDER'S EQUITY	63,314	21,870
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 69,663	$ 24,066

The Accompanying Notes are an Integral Part of the Financial Statements

GILMARINE CORPORATION
D/B/A PT FINANCIAL
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001		2000	
	Amount	Percent	Amount	Percent
REVENUES				
Investment Company Fees	$290,283	100.0%	$129,620	100.0%
OPERATING EXPENSES				
Administrative Fee	78,100	26.9	39,238	30.3
Auto Expense	7,427	2.6	5,937	4.6
Depreciation	5,014	1.7	5,700	4.4
Insurance	7,298	2.5	7,629	5.9
Investment Fees	69,040	23.8	-0-	0.0
Medical Expenses	9,695	3.3	-0-	0.0
Office Expense	11,559	4.0	11,798	9.1
Other Operating Expenses	788	0.3	644	0.5
Professional Fees	7,294	2.5	2,800	2.1
Registration Fees and Assessments	901	0.3	832	0.6
Rent	2,010	0.7	1,854	1.4
State Capital Stock Taxes - Other	-0-	0.0	100	0.0
Telephone	4,223	1.5	3,590	2.8
Travel and Entertainment	8,403	2.9	18,223	14.1
Utilities	2,397	0.8	2,018	1.6
TOTAL OPERATING EXPENSES	214,149	73.8	100,363	77.4
NET INCOME	$ 76,134	26.2%	$ 29,257	22.6%

The Accompanying Notes are an Integral Part of the Financial Statements

GILMARINE CORPORATION
D/B/A PT FINANCIAL
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-In		
	Shares	Amount	Capital	Deficit	Totals
Balances, January 1, 2000	1,000	$1,000	$925,839	$(900,526)	$ 26,313
Net Income	-0-	-0-	-0-	29,257	29,257
Distributions	-0-	-0-	-0-	(33,700)	(33,700)
Balances, December 31, 2000	1,000	1,000	925,839	(904,969)	21,870
Net Income	-0-	-0-	-0-	76,134	76,134
Distributions	-0-	-0-	-0-	(34,690)	(34,690)
Balances, December 31, 2001	1,000	$1,000	$925,839	$(863,525)	$ 63,314

The Accompanying Notes are an Integral Part of the Financial Statements

GILMARINE CORPORATION
D/B/A PT FINANCIAL
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 76,134	$ 29,257
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities		
Depreciation	5,014	5,700
Changes in Assets and Liabilities		
Net (Increase) in Due From Clearing House	(50,699)	(1,164)
Net Increase in Accrued Expenses	4,153	1,696
Total Adjustments	(41,532)	6,232
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,602	35,489
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	-0-	(1,519)
NET CASH USED IN INVESTING ACTIVITIES	-0-	(1,519)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(34,690)	(33,700)
NET CASH USED IN FINANCING ACTIVITIES	(34,690)	(33,700)
Net Increase (Decrease) in Cash	(88)	270
Cash at the Beginning of the Year	474	204
Cash at the End of the Year	$ 386	$ 474

The Accompanying Notes are an Integral Part of the Financial Statements

GILMARINE CORPORATION
D/B/A PT FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Organization

Gilmarine Corporation, D/B/A PT Financial, (Company) is a fully disclosed introducing broker-dealer located in Havre de Grace, Maryland, registered with the Securities and Exchange Commission (SEC), the State Securities Commission of Pennsylvania, and with the National Association of Securities Dealers, Inc. The Company is engaged primarily in institutional and retail securities brokerage services.

B. Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

C. Fixed Assets

Fixed assets are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. The cost of fixed assets is depreciated using the straight-line method over the estimated useful lives of 5 years.

Depreciation expense for the years ended December 31, 2001 and 2000, amounted to $5,014 and $5,700, respectively.

D. Income Taxes

The Company elected to be treated as an S Corporation for income tax purposes. As a result, all tax liabilities flow through to the stockholder.

E. Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

GILMARINE CORPORATION
D/B/A PT FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 2: NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001 and 2000, the Company had net capital of $55,816 and $9,358, respectively, which exceeded its net capital requirement of $5,000 by $50,816 and $4,358, at December 31, 2001 and 2000, respectively.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company pays a fee for administrative services to a company which is owned by the stockholder of the Company. For the years ended December 31, 2001 and 2000, administrative fees were $78,100 and $39,238, respectively. No amounts were payable at December 31, 2001 and 2000.

The Company leases space from the stockholder on a month to month basis. The amount of rent paid for this space was $2,010 in 2001 and $1,854 in 2000.

NOTE 4: CONCENTRATION OF CREDIT RISK

During the years ended December 31, 2001 and 2000, 100% of the Company's revenues were from one investment company.

NOTE 5: OPERATING LEASE

The Company leases an auto and computer equipment under operating leases.

NOTE 5: OPERATING LEASE (Continued)

The following is a schedule of future minimum rental payments required with a remaining non-cancelable lease term in excess of one year as of December 31, 2001:

Year Ending December 31,	
2002	$10,320
2003	8,511
2004	6,590
Total Minimum Future Rental Payments	$25,421

Lease expense for the years ended December 31, 2001 and 2000 was $8,559 and $6,174, respectively, and was included in auto and office expense.



40 York Rd., Suite 300
Baltimore, Maryland 21204
410-828-CPAS
FAX 410-828-9512
www.kawgf.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
Gilmarine Corporation, D/B/A PT Financial

We have audited the accompanying financial statements of Gilmarine Corporation, D/B/A PT Financial as of and for the year ended December 31, 2001, and have issued our report thereon dated February 16, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KAWG+F, P.A.

February 16, 2002
Baltimore, Maryland

Certified Public Accountants and Consultants

26 South Main Street
Bel Air, Maryland 21014
410-838-5717
FAX 410-893-2579

9881 Broken Land Parkway
Suite 105
Columbia, Maryland 21046
410-290-3288
FAX 410-381-7795

201 St. John Street
Suite 1
Havre de Grace, Maryland 21078
410-939-9520
FAX 410-939-9530

2000 L Street, N.W.
Suite 200
Washington, D.C. 20036
202-289-3700
FAX 202-833-3843

1103 Princess Anne Street
2nd Floor
Fredericksburg, Virginia 22401
540-371-6454

GILMARINE CORPORATION
D/B/A PT FINANCIAL
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net Capital	
Stockholder's Equity	$63,314
Deductions	
Non-allowable Assets	
Computer Equipment, Net	6,855
Other Assets	643
Total Non-allowable Assets	7,498
Net Capital	$55,816
Minimum Capital Requirements	$ 5,000
Excess Net Capital	$50,816
Aggregate Indebtedness	$ 6,349
Ratio of Aggregate Indebtedness to Net Capital	.11 to 1
Reconciliation With Company's Computation (Included in Part II of Form X-17a-5 as of December 31, 2001)	
Net Capital, as Reported in Company's Part II (unaudited) FOCUS report	$54,003
Audit Adjustments, Net	1,813
Net Capital Per Above	$55,816



40 York Rd., Suite 300
Baltimore, Maryland 21204
410-828-CPAS
FAX 410-828-9512
www.kawgf.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

To the Board of Directors and Stockholder of
Gilmarine Corporation, D/B/A PT Financial

In planning and performing our audit of the financial statements and supplemental schedule of Gilmarine Corporation, D/B/A PT Financial (Company) for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the period computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors for the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants and Consultants

26 South Main Street
Bel Air, Maryland 21014
410-838-5717
FAX 410-893-2579

9881 Broken Land Parkway
Suite 105
Columbia, Maryland 21046
410-290-3288
FAX 410-381-7795

201 St. John Street
Suite 1
Havre de Grace, Maryland 21078
410-939-9520
FAX 410-939-9530

2000 L Street, N.W.
Suite 200
Washington, D.C. 20036
202-289-3700
FAX 202-833-3843

1103 Princess Anne Street
2nd Floor
Fredericksburg, Virginia 22401
540-371-6454



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY RULE 17a-5

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KAWG+F, P.A.

February 16, 2002
Baltimore, Maryland

GILMARINE CORPORATION
D/B/A PT FINANCIAL
STATEMENT OF EXEMPTIVE PROVISIONS
UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

PT Financial is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions in Section K-(1) – limited business (mutual funds and/or variable annuities only).